

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Michael Gregos
Chief Financial Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivis Street
Glyfada, 16674, Greece

      Re: **Dynagas LNG Partners LP**
               Amendment No. 2 to
               Registration Statement on Form F-1
               Filed August 27, 2014
               File No. 333-197915

Dear Mr. Gregos:

We have reviewed your response to our prior comment letter to you dated August 22, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. Please disclose an estimate of the net proceeds in the use of proceeds section and complete the capitalization table based on the principal amount of notes being offered or explain why you believe it is appropriate to omit this information.

Exhibit 8.1

2. We note your response to our prior comment 5 and reissue in part. Please revise the disclosure under the headings "Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow," "Material United States Federal Income Tax Considerations" and "Marshall Islands Tax Considerations" in the prospectus to clearly state that it is the opinion of counsel. For guidance, please refer to Section III.B.2 in Staff Legal Bulletin No. 19.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Robert E. Lustrin, Esq.